3 KEYS COMMUNITIES LLC

(a Wyoming limited liability company)

Financial Statements and Independent Auditor's Report

For the inception period from June 27, 2023 through December 31, 2023

and for the calendar year ended December 31, 2024



INDEPENDENT AUDITOR'S REPORT

June 27, 2025

To: 3 KEYS COMMUNITIES MANAGER LLC
Re: Inception period financial statement audit

We have audited the accompanying financial statements of 3 KEYS COMMUNITIES LLC (a limited liability company organized in Wyoming) (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, members' equity, and cash flows for the calendar year ended December 31, 2024 and for the inception period from June 27, 2023 through December 31, 2023, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, members' equity and its cash flows for the calendar year period ended December 31, 2024 and for the inception period from June 27, 2023 through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

June 27, 2024

3 KEYS COMMUNITIES LLC
BALANCE SHEETS
As of December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	December 31, 2024	December 31, 2023
Current Assets		
Cash and cash equivalents	$ 2,472,331	$ 1,981,015
Related party loan receivable	313,537	0
Other current assets	3,900	229,094
Total current assets	2,789,768	2,210,109
Real estate property, net of accumulated depreciation	22,772,432	12,945,824
Other assets	0	733,864
Total Assets	**$ 25,562,200**	**$ 15,889,797**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Other current liabilities	$ 248,905	$ 0
Total Current Liabilities	248,905	0
Long-term mortgage loans payable	18,266,434	10,453,428
Total Liabilities	18,515,339	10,220,509
MEMBERS' EQUITY		
Class A1 membership interest, net of distributions	184,222	400,000
Class A2 membership interest, net of distributions	907,819	1,000,000
Class A3 membership interest, net of distributions	1,976,272	2,040,000
Class B1 membership interest, net of distributions	294,755	320,000
Class B2 membership interest, net of distributions	2,015,205	1,100,000
Class B3 membership interest, net of distributions	4,509,280	1,775,000
Class D1 membership interest, net of distributions	1,098,000	420,000
Class D2 membership interest, net of distributions	976,004	443,000
Retained deficit	(4,914,698)	(2,061,631)
Total Members' Equity	7,046,861	5,436,369
Total Liabilities and Members' Equity	**$ 25,562,200**	**$ 15,889,797**

3 KEYS COMMUNITIES LLC
STATEMENT OF OPERATIONS
For the calendar year period ended December 31, 2024 and
for the inception period from June 27, 2023 through December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	January 1, 2024 – December 31, 2024	June 27, 2023 - December 31, 2023
Rental income	$ 2,121,682	$ 113,256
Operating expenses		
Property taxes	69,507	16,050
Repairs and maintenance	603,501	6,998
Utilities	129,091	6,086
Management fees	130,581	4,813
Other expenses	543,093	5,287
Total operating expenses		39,234
Net Operating Income (Loss)	645,909	74,022
Mortgage interest (expense)	(807,759)	(46,259)
Depreciation (expense)	(2,720,776)	(2,089,395)
Interest income	29,559	0
Tax provision (benefit)		0
Net Income (Loss)	$ (2,853,067)	$ (2,061,631)

3 KEYS COMMUNITIES LLC
STATEMENT OF MEMBERS' EQUITY
For the calendar year period ended December 31, 2024 and
for the inception period from June 27, 2023 through December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Class A Interests	Class B Interests	Class C Interests	Class D Interests	Retained Earnings	Total Members' Equity
Balance as of July 27, 2023	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Membership interest issuance, net of distributions	3,440,000	3,195,000		863,000		7,498,000
Net loss					(2,061,631)	(2,061,631)
Balance as of December 31, 2023	**$ 3,240,000**	**$ 3,195,000**	**$ 0**	**$ 868,000**	**$ (2,061,631)**	**$ 5,436,369**
Membership interest issuance, net of distributions	(171,687)	3,624,240		1,206,004		4,658,557
Net loss					(2,853,067)	(2,853,067)
Balance as of December 31, 2024	**$ 3,068,313**	**$ 6,819,240**	**$ 0**	**$ 2,074,004**	**$ (4,914,698)**	**$ 7,046,861**

3 KEYS COMMUNITIES LLC
STATEMENT OF CASH FLOWS
For the calendar year period ended December 31, 2024 and
for the inception period from June 27, 2023 through December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	January 1, 2024 – December 31, 2024	June 27, 2023 – December 31, 2023
Operating Activities		
Net Income (Loss)	(2,853,067)	$ (2,061,631)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation	2,720,776	2,089,395
(Increase) decrease in other current assets	225,194	(229,094)
Increase (decrease) in other current liabilities	248,905	0
Net cash used in operating activities	341,808	(201,330)
Investing Activities		
(Acquisition) of properties	(11,813,520)	(15,769,083)
(Extension) repayment of related party loans	(313,537)	0
Net cash used in investing activities	(12,127,057)	(15,769,083)
Financing Activities		
Proceeds from mortgages	7,813,006	10,453,428
Proceeds from membership interests issuances, net of distributions	4,463,557	7,498,000
Net cash provided by financing activities	12,276,563	17,951,428
Net change in cash and cash equivalents	491,316	1,981,015
Cash and cash equivalents at beginning of period	$ 1,981,015	$ 0
Cash and cash equivalents at end of period	$ 2,472,331	$ 1,981,015
Cash paid for interest	$ 807,759	$ 46,259
Cash paid for income taxes	$ 0	$ 0

3 KEYS COMMUNITIES LLC
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
As of and for the inception period from June 27, 2023 through December 31, 2023

NOTE 1 – NATURE OF OPERATIONS

3 KEYS COMMUNITIES LLC (which may be referred to herein as the "Company", "we," "us," or "our") was organized as a limited liability company in Wyoming on June 27, 2023. The Company is a real estate operation company that raises funds to acquire and operate real estate assets.

In 2023, the Company acquired the following properties to operate:

216 W Philadephia Ave, Las Vegas, NV
1163 Blankenship Ave, Las Vegas, NV
2215 East Nelson St, Las Vegas, NV
230, 234, 238, 248 West Chicago Ave, Las Vegas, NV
1201 D Street, Las Vegas, NV
704 West Adams Avenue, Las Vegas, NV
602 West McWilliams St, Las Vegas, NV
828 F Street, Las Vegas, NV
1312 C South Las Vegas Blvd., Las Vegas, NV
1001, 1101 G Street, Las Vegas, NV

In 2024, the Company acquired the following properties to operate:

210 W Baltimore Avenue, Las Vegas, NV 89102 (18 units)
2116 Fairfield Avenue, Las Vegas, NV 89102 (3 units)
224 W St. Louis Avenue, Las Vegas, NV (12 units)
226 W St. Louis Avenue, Las Vegas, NV (4 units)
230 W St. Louis Avenue, Las Vegas, NV (7 units)
231 W St. Louis Avenue, Las Vegas, NV (41 units)
232 W St. Louis Avenue, Las Vegas, NV (8 units)
234 W St. Louis Avenue, Las Vegas, NV (8 units)
240 W St. Louis Avenue, Las Vegas, NV (10 units)
227 W St. Louis Avenue, Las Vegas, NV 89102 (Land)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company uses the United States dollar as its functional currency and has adopted December 31 as its operating year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2024, the Company faces economic uncertainty due to the economic conditions, including rising inflation and interest rates in the United States.

Concentration of Credit Risk

The Company does not yet, but will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024 and 2023, the Company had $$2,472,331 and $1,981,015 of cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company capitalizes its intangible assets and be amortizes them over the expected period to be benefitted, not to exceed the legal lives, which may be as long as 30 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2024 and 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's intends to derive revenue the operation and, eventual, sale of real estate assets and records rental income as earned.

Accounts Receivable
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – REAL ESTATE AND INTANGIBLE ASSETS

The Company has acquired the properties listed in Note 1 for a total of approximately $15,800,000. The Company has recorded $2,089,395 of depreciation on the rental properties as of December 31, 2023.

In 2024, the Company acquired approximately $11,800,000 of additional properties as listed in Note 1. The Company recorded an additional $2,720,776 in depreciation expense on the rental properties.

NOTE 4 – INCOME TAX PROVISION

The Company is taxed as a partnership for federal tax purposes. Accordingly, all items of income, expense, gain or credit are allocated to the members of the Company and are not taxed at the entity level.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company has filed or will shortly file the required federal or state tax returns.

The Company will be subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 5 – EQUITY

Membership Interests
The Company has provided for Class A, Class B, Class C and Class D membership interests. As of December 31, 2023, the Company had issued $3,440,000, $3,195,000, $0, and $863,000 of Class A, Class B, Class C and Class D interests, respectively, to raise capital.

During 2024, the Company raised additional funds and made distributions of operating cash flow bringing the balances of Class A, Class B, Class C and Class D membership interests, net of those distributions, to $3,068,313, $6,819,240, $0, and $2,074,004, respectively.

NOTE 6 – DEBT

As of December 31, 2023, the Company obtained a total of $10,453,428 of mortgages payable to acquire the rental properties. In 2024, that balance grew to $18,266,434.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company does not have any material transactions with related parties. If or when the Company engages in such transactions, there is no guarantee that the terms are arm's length. In 2024, the Company extended certain amounts to related party to cover costs totaling $313,537. Because this is between related parties, there is no guarantee that these amounts, the terms, the interest rate, or the collateral could be obtained in the open market.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any material operating leases as of December 31, 2024.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The Company does not believe it has incurred any contingent expenses.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, the Company is not subject to litigation.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates conducting an offering and sell shares of its membership interests in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation CF promulgated thereunder. The details of this offering have not yet been finalized.

Management's Evaluation
Management has evaluated subsequent events through June 27, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.